Exhibit 99.3

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montréal, Québec H3A 0A3

Consent of Independent Registered Public Accounting Firm

The Board of Directors of
Canadian National Railway Company

We consent to the use of our Report of Independent Registered Public Accounting Firm dated February 11, 2008 with respect to the consolidated balance sheets of Canadian National Railway Company as at December 31, 2007 and December 31, 2006 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our Report of Independent Registered Public Accounting Firm dated February 11, 2008 on the effectiveness of internal control over financial reporting as of December 31, 2007, which is included in this annual report on Form 40-F of Canadian National Railway Company for the year ended December 31, 2007, and incorporated by reference, in the registration statement (No. 333-147725) on Form F-9 through the 6-K filing on February 12, 2008.

/s/ KPMG LLP
Chartered Accountants

Montréal, Canada
February 11, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.